

March 10, 2008

Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

>   **Re: American Nano Silicon Technologies, Inc.**
>   **Form 10**
>   **Filed February 12, 2008**
>   **File No. 000-52940**

Dear Mr. Fachun:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you provided information required by Items 6-12 of Model B of Form 1-A in accordance with your election of Alternative 2. While this alternative was previously available under Form 10-SB, this alternative is not available on Form 10. All registration statements filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876 (Dec. 19, 2007) entitled "Smaller Reporting Company Regulatory Relief and Simplification." Please amend your filing so that it conforms to the format of Form 10 and the requirements of the S-K regulations contained therein. Specifically, please be sure to include the follow sections: Risk Factors, Selected

Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operation, and Quantitative and Qualitative Disclosures About Market Risk. Please also eliminate any reference to Regulation S-B.

2. Please provide updated financial statements and related disclosures for the period ended December 31, 2007.

3. Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether you should include the historical financial statements of CorpHQ, Inc. ("CorpHQ"). In this regard, please clarify if CorpHQ was an operating company or a shell company. Please note that if CorpHQ was an operating company but became a shell company as a result of the South Bay Financial Solutions, Inc. ("South Bay") transaction, it appears to us that the historical financial statements may need to be included if the acquisition was significant. To the extent that you determine that financial statements for CorpHQ should be included, please tell us what consideration you gave to presenting pro forma information given that the acquisition took place less than 12 months ago.

Cover Page

4. Please delete the reference to small business issuers under "General Form for Registration of Securities." Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

5. Please provide your telephone number.

Business Development, page 3

6. Please disclose the historical corporate background of American Nano Silicon Technologies, Inc., specifically before it merged with CorpHQ, Inc.

7. Please revise to include a comprehensive discussion of how you have accounted for the Stock Purchase and Share Exchange Agreement with CorpHQ, including whether you believe that the transaction constitutes a reverse acquisition. Reference paragraph 17 of FAS 141.

8. Please revise to include a comprehensive discussion of the accounting treatment for the Spin-Off Agreement with South Bay.

9. In the first paragraph on page 7, please clarify that American Delaware-Nano is your wholly owned subsidiary.

Principal Products, Markets and Methods of Distribution, page 8

10. We note that you have completed "pilot-scale tests" of Micro-Nano Silicon and that the products of these pilot-scale tests have been used by washing products companies. Please clearly state whether you are currently producing Micro-Nano Silicon and selling it to customers. If you are not currently producing Micro-Nano Silicon, please state when you anticipate commencing production and sales. See Item 101(h)(4)(iii) of Regulation S-K.

11. Please describe your methods of distributing Micro-Nano Silicon. See Item 101(h)(4)(ii) of Regulation S-K.

12. Please describe the competitive conditions within the Micro-Nano Silicon market, your competitive position in the industry, and the methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Research and Development Expenses, page 9

13. We note that you have recently received the Outstanding Creative Capability Award, which appears to be related to research and development efforts. See Market News Publishing, *American Nano Silicon Technology Inc. – Won US$40,000 Award for Technological Creativity*, August 17, 2007. Furthermore, your references to your employment of 28 full-time scientific researchers and your construction of a 1500 square meter chemical laboratory suggest the company is engaged in research and development. Please discuss any related expenses here, as required by Item 101(h)(4)(x) of Regulation S-K.

Sources and Availability of Raw Materials, page 10

14. Please disclose the names of your principal suppliers of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Description of Property, page 11

15. Please disclose the total size of the land tract for which you paid $872,976 for land use rights. Please also clearly state the current status of construction for each of the plants and buildings you describe.

16. We note your statement regarding plant capacity of 416 daily tons. Please clarify that this is the expected plant capacity rather than actual current plant capacity.

Directors, Executive Officer and Significant Employees, page 13

17. Please briefly describe the business experience of each director and executive officer during the past five years, providing all relevant dates. See Item 401(e) of Regulation S-K.

Remuneration of Directors and Officers, page 15

18. Please revise this section to comply with sections (m) through (r) of Item 402 of Regulation S-K.

Security Ownership of Management and Certain Securityholders, page 16

19. Please revise the first paragraph and the table to reflect the beneficial ownership of persons owning more than 5% of your securities. See Item 403(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 20

20. We note your statement that some of the information received from the company's prior management "may not be complete and accurate." Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

21. Please disclose Alan Lewis' position with the company when you issued him the shares on August 11, 2005 and December 19, 2005.

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

22. Given that it appears you have commenced operations, please revise your disclosure to indicate if your revenue recognition policy complies with SAB 104.

Value added tax, page F-9

23. Please revise to indicate why you had no value added tax payable as of September 30, 2007.

Pu Fachun
American Nano Silicon Technologies, Inc.
March 10, 2008
Page 5

<u>Note 5. Related Party Transactions, page F-13</u>

24. Please disclose the transactions listed here and any other information required by Item 404 of Regulation S-K in a section entitled "Certain Relationships and Related Transactions."

<u>Note 7. Short Term Loans, page F-14</u>

25. Please revise to include a description of the terms of your loan including the interest rate and payment date.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Peter Zo
        American Union Securities
        100 Wall Street, 15th Floor
        New York, NY 10005